

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2020

David Boris
Co-Chief Executive Officer
Forum Merger III Corporation
1615 South Congress Avenue, Suite 103
Delray Beach, FL 33445

> **Re: Forum Merger III Corporation**
> **Pre-effective Amendment 1 to Registration Statement on Form S-1**
> **Filed August 7, 2020**
> **File No. 333-240171**

Dear Mr. Boris:

We have reviewed your amended registration statement and have the following comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information that you provide in response to the comment, we may have additional comments.

Pre-effective Amendment 1 to Registration Statement on Form S-1 filed August 7, 2020

Exhibit 3.3
Second Amended and Restated Certificate of Incorporation
Article XII, Section 12.1, page 10

1. The exclusive forum provision in Article XII, Section 12.1 of the second amended and restated certificate of incorporation filed as Exhibit 3.3 is inconsistent with the disclosure under "Exclusive forum for certain lawsuits" on page 128 of the registration statement on Form S-1 filed July 29, 2020. More specifically, the provision does not include the exception for any action arising under the Securities Act. Please reconcile the disclosures.

You may contact Effie Simpson, Staff Accountant, at (202) 551-3346 or Jean C. Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the

David Boris
Forum Merger III Corporation
August 13, 2020
Page 2

financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Joel L. Rubinstein, Esq.